# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARKNINJA, INC., CIK 0001957132
CUSIP: G8068L108
Title of class of securities: Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 89 A STREET, #100, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 06/03/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-011859
Filed by CIK 0002001826

## Reporting persons
- CJ Xuning Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 922,666; shared voting power 59,959,093; sole dispositive power 922,666; shared dispositive power 59,959,093; aggregate amount beneficially owned 60,881,759 (43.2% of the class)
  Comment: (1) In June 2025, CJ Xuning Wang ("Mr. Wang") relinquished the voting power and investment power over 7,003,337 ordinary shares (or 4.97% of the total outstanding shares) of SharkNinja, Inc. (the "Issuer") to a Delaware LLC managed by U.S. residents while retaining an economic interest in these shares. As a result, Mr. Wang is no longer the beneficial owner of these shares and is filing this amendment to Schedule 13G to reflect the change.
  
  (2) Note to Item 9: Consists of (i) 9,802,170 ordinary shares held of record by JS&W Capital Holding Limited Partnership ("JS&W Capital Holding"), the general partner of which is ultimately controlled by Mr. Wang, (ii) 50,156,923 ordinary shares held of record by JS&W Global Holding Limited Partnership ("JS&W Global Holding"), the general partner of which is ultimately controlled by Mr. Wang, and (iii) 922,666 ordinary shares held by Mr. Wang;
  
  (3) Note to Item 11: This percentage is calculated based on 141,041,197 ordinary shares outstanding reported on the Issuer's Form 6-K dated May 8, 2025.
- JS&W Global Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 50,156,923; sole dispositive power 0; shared dispositive power 50,156,923; aggregate amount beneficially owned 50,156,923 (35.6% of the class)
  Comment: (1) Note to Item 9: Consists of 50,156,923 ordinary shares held of record by JS&W Global Holding, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,041,197 ordinary shares outstanding reported on the Issuer's Form 6-K dated May 8, 2025.
- JS&W Capital Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,802,170; sole dispositive power 0; shared dispositive power 9,802,170; aggregate amount beneficially owned 9,802,170 (6.9% of the class)
  Comment: (1) Note to Item 9: Consists of 9,802,170 ordinary shares held of record by JS&W Capital Holding, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,041,197 ordinary shares outstanding reported on the Issuer's Form 6-K dated May 8, 2025.

## Item 1. Issuer
Name of issuer: SHARKNINJA, INC.
Address of issuer's principal executive offices: 89 A Street #100 Needham, MA, 02494

## Item 2. Person Filing
Name of person filing:
CJ Xuning Wang ("Mr. Wang")

JS&W Global Holding Limited Partnership ("JS&W Global Holding")

JS&W Capital Holding Limited Partnership ("JS&W Capital Holding")

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of Mr. Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

The address of principal business office of JS&W Global Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.

The address of principal business office of JS&W Capital Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
Citizenship:
Mr. Wang - Hong Kong, the People's Republic of China

JS&W Global Holding - Cayman Islands

JS&W Capital Holding - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Wang: 60,881,759 ordinary shares;

JS&W Global Holding: 50,156,923 ordinary shares;

JS&W Capital Holding: 9,802,170 ordinary shares.
Percent of class:
Mr. Wang: 43.2%

JS&W Global Holding: 35.6%

JS&W Capital Holding: 6.9%

The foregoing percentages are calculated based on 141,041,197 ordinary shares issued and outstanding as reported on the Issuer's Form 6-K dated May 8, 2025.
Sole power to vote or to direct the vote:
Mr. Wang: 922,666

JS&W Global Holding: 0

JS&W Capital Holding: 0
Shared power to vote or to direct the vote:
Mr. Wang: 59,959,093

JS&W Global Holding: 50,156,923

JS&W Capital Holding: 9,802,170
Sole power to dispose or to direct the disposition:
Mr. Wang: 922,666

JS&W Global Holding: 0

JS&W Capital Holding: 0
Shared power to dispose or to direct the disposition:
Mr. Wang: 59,959,093

JS&W Global Holding: 50,156,923

JS&W Capital Holding: 9,802,170

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated June 13, 2025, by and among CJ Xuning Wang, JS&W Global Holding Limited Partnership and JS&W Capital Holding Limited Partnership

## Signatures
- CJ Xuning Wang: /s/ CJ Xuning Wang, CJ Xuning Wang (06/13/2025)
- JS&W Global Holding Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Global Holding Limited Partnership (06/13/2025)
- JS&W Capital Holding Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Capital Holding Limited Partnership (06/13/2025)